SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549


------------------------------

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 [FEE
REQUIRED] For the fiscal year ended June 30, 1995

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE
REQUIRED] For the transition period from ______________ to ____________ Commission file number _______________



-------------------------------


HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN
(Full title of the Plan)




HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
1101 PENNSYLVANIA AVENUE, NW
WASHINGTON, D.C.   20004
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)


----------------------------------------------------------------------------
----------------------------------------------------------------------------

                          HARMAN INTERNATIONAL
                          INDUSTRIES, INCORPORATED
                          RETIREMENT SAVINGS PLAN

                          Financial Statements and
                          Supplemental Schedules

                          June 30, 1995 and 1994

                          (With Independent Auditors' Report Thereon)

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplemental Schedules
------------------------------------------------------------------------

								Page
								----

Independent Auditors' Report					  1

Statement of Net Assets Available for Plan Benefits --
    June 30, 1995							  2

Statement of Net Assets Available for Plan Benefits --
    June 30, 1994							  3

Statement of Changes in Net Assets Available for Plan Benefits --
    Year ended June 30, 1995					  4

Statement of Changes in Net Assets Available for Plan Benefits --
    Year ended June 30, 1994					  5

Notes to Financial Statements					  6


								Schedule
								--------

Investments Held at End of Plan Year -- June 30, 1995		   1

Reportable Transactions -- Year ended June 30, 1995		   2


All other supplemental schedules omitted are not applicable or are not required, based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

                          INDEPENDENT AUDITORS' REPORT



The Administrative Committee of the Board of Directors
Harman International Industries, Incorporated:

We have audited the accompanying statements of net assets available for Plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan as of June 30, 1995 and 1994 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan as of June 30, 1995 and 1994 and the changes in net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in Schedules 1 and 2 is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The fund information in the statements of net assets available for Plan benefits and the related statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and the changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.


				/s/  KPMG Peat Marwick LLP

October 20, 1995

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                                 June 30, 1995


						THE PUTNAM
				    FIXED	FUND FOR		        GEORGE PUTNAM
				  INCOME	GROWTH AND	COMPANY	     FUND
ASSETS			     FUND	  INCOME	STOCK FUND	OF BOSTON
				----------------	---------------	--------------	--------------
Investments:
  Guaranteed investment contracts	$21,358,372	           --	            --	           --
  Pooled equity funds		              --	 10,822,746	            --	  2,202,120
  Harman International Industries,
    Incorporated common stock	              --	           --	  5,857,570	           --
  Money market funds		    1,122,894	           --	            --	           --
  Pooled separate accounts		              --	           --	            --	           --
  Participant loans		              --	           --	            --	           --
				----------------	---------------	--------------	--------------
				  22,481,266	 10,822,746	  5,857,570	  2,202,120

Contributions receivable		       949,422	      742,658	     428,512	     388,542
				----------------	---------------	--------------	--------------
    Total assets			  23,430,688	 11,565,404	  6,286,082	  2,590,662

              LIABILITIES

Other liabilities			         14,318	          6,416	        2,014	         1,412
				----------------	---------------	--------------	--------------

    Net assets available for
    Plan benefits			$23,416,370	 11,558,988	  6,284,068	  2,589,250
				=========	=========	========	========

See accompanying notes to financial statements.

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                                 June 30, 1995



				  PUTNAM	PARTICIPANT
				 VOYAGER	     LOAN	  AETNA
ASSETS			     FUND	     FUND	   FUND		   TOTAL
				----------------	---------------	--------------	--------------
Investments:
  Guaranteed investment contracts	              --	           --	     539,076	21,897,448
  Pooled equity funds		    6,426,719	           --	            --	19,451,585
  Harman International Industries,
    Incorporated common stock	              --	           --	            --	  5,857,570
  Money market funds		              --	           --	            --	  1,122,894
  Pooled separate accounts		              --	           --	     400,543	     400,543
  Participant loans		              --	      153,539	            --	     153,539
				----------------	---------------	--------------	--------------
				    6,426,719	      153,539	     939,619	48,883,579

Contributions receivable		       748,516	           --	            --	  3,257,650
				----------------	---------------	--------------	--------------
    Total assets			    7,175,235	      153,539	     939,619	52,141,229

              LIABILITIES

Other liabilities			          3,907	           --	            --	       28,067
				----------------	---------------	--------------	--------------

    Net assets available for
    Plan benefits			   7,171,328	      153,539	     939,619	52,113,162
				=========	=========	========	========







See accompanying notes to financial statements.

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                                 June 30, 1994



						THE PUTNAM
				    FIXED	FUND FOR		        GEORGE PUTNAM
				  INCOME	GROWTH AND	COMPANY	     FUND
ASSETS			     FUND	  INCOME	STOCK FUND	OF BOSTON
				----------------	---------------	--------------	--------------
Investments:
  Guaranteed investment contracts	$18,550,929	           --	            --	           --
  Pooled equity funds		              --	   7,885,317	            --	     904,342
  Harman International Industries,
    Incorporated common stock	              --	           --	  3,527,062	           --
  Participant loans		              --	           --	            --	           --
				----------------	---------------	--------------	--------------
				   18,550,929	   7,885,317	  3,527,062	     904,342

Contributions receivable		        748,180	      587,479	     356,784	     293,249
				----------------	---------------	--------------	--------------
    Total assets			   19,299,109	   8,472,796	  3,883,846	  1,197,591

              LIABILITIES

Other liabilities			          14,835	          6,358	        2,914	            795
				----------------	---------------	--------------	--------------

    Net assets available for
    Plan benefits			$19,284,274	   8,466,438	  3,880,932	  1,196,796
				=========	=========	========	========

See accompanying notes to financial statements.

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                                 June 30, 1994



				  PUTNAM	PARTICIPANT
				 VOYAGER	     LOAN
ASSETS			     FUND	     FUND		   TOTAL
				----------------	---------------		--------------
Investments:
  Guaranteed investment contracts	              --	           --		18,550,929
  Pooled equity funds		    1,895,421	           --		10,685,080
  Harman International Industries,
    Incorporated common stock	              --	           --		  3,527,062
  Participant loans		              --	        13,314		       13,314
				----------------	---------------		--------------
				    1,895,421	        13,314		32,776,385

Contributions receivable		       529,536	           --		  2,515,228
				----------------	---------------		--------------
    Total assets			    2,424,957	        13,314		35,291,613

              LIABILITIES

Other liabilities			          1,589	           --		       26,491
				----------------	---------------		--------------

    Net assets available for
    Plan benefits			   2,423,368	        13,314		35,265,122
				=========	=========		========







See accompanying notes to financial statements.

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

              Statement of Changes in Net Assets Available for Plan Benefits

                                 Year Ended June 30, 1995


						THE PUTNAM
				    FIXED	FUND FOR		        GEORGE PUTNAM
				  INCOME	GROWTH AND	COMPANY	     FUND
				     FUND	  INCOME	STOCK FUND	OF BOSTON
				----------------	---------------	--------------	--------------
  Employer contributions, net	$  1,315,701	   1,001,633	     466,068	     539,755
  Employee contributions		    1,283,687	   1,231,144	     624,908	     610,030
  Fund transfers, net		      (853,950)	     (209,990)	    (748,420)	       62,410
  Transfers from related plans	    2,927,893	           --	            --	           --
  Other additions, net		           6,088	        12,224	         8,538	         7,940
				----------------	---------------	--------------	--------------
				    4,679,419	   2,035,011	     351,094	  1,220,135
				----------------	---------------	--------------	--------------

Investment income:
  Interest and dividends		    1,258,404	      570,199	       23,102	       99,286
  Net appreciation		             --	   1,257,811	  2,303,657	     185,957
				----------------	---------------	--------------	--------------
	Net investment income	    1,258,404	   1,828,010	  2,326,759	     285,243
				----------------	---------------	--------------	--------------

Benefits				    1,744,873	      742,702	     267,891	     107,662
Administrative expenses		         60,854	        27,769	         6,826	         5,262
				----------------	---------------	--------------	--------------
				    1,805,727	      770,471	     274,717	     112,924
				----------------	---------------	--------------	--------------

	Net increase		    4,132,096	   3,092,550	  2,403,136	  1,392,454


Net assets at beginning of year	  19,284,274	   8,466,438	  3,880,932	  1,196,796
				----------------	---------------	--------------	--------------

 Net assets at end of year		$23,416,370	 11,558,988	  6,284,068	  2,589,250
				=========	=========	========	========

See accompanying notes to financial statements.

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

              Statement of Changes in Net Assets Available for Plan Benefits

                                 Year Ended June 30, 1995



				  PUTNAM	PARTICIPANT
				 VOYAGER	     LOAN	  AETNA
				     FUND	     FUND	   FUND		   TOTAL
				----------------	---------------	--------------	--------------
Employer contributions, net	    1,015,676	            --	           --	  4,338,833
Employee contributions		    1,222,689	            --	           --	  4,972,458
Fund transfers, net		    1,749,950	            --	           --	           --
Transfers from related plans	            --	      135,257	  1,017,831	  4,080,981
Other additions, net		         10,243	            --	           --	       45,033
				----------------	---------------	--------------	--------------
				    3,998,558	      135,257	  1,017,831	13,437,305
				----------------	---------------	--------------	--------------

Investment income:
  Interest and dividends		       139,900	          4,968	       16,959	  2,112,818
  Net appreciation		       869,065	            --	       45,268	  4,661,758
				----------------	---------------	--------------	--------------
	Net investment income	    1,008,965	          4,968	       62,227	  6,774,576
				----------------	---------------	--------------	--------------

Benefits				       246,623	            --	     140,439	  3,250,190
Administrative expenses		         12,940	            --	           --	     113,651
				----------------	---------------	--------------	--------------
				       259,563	            --	     140,439	  3,363,841
				----------------	---------------	--------------	--------------

	Net increase		    4,747,960	      140,255	     939,619	16,848,040


Net assets at beginning of year	    2,423,368	        13,314	           --	35,265,122
				----------------	---------------	--------------	--------------

Net assets at end of year		   7,171,328	      153,539	     939,619	52,113,162
				=========	=========	========	========


See accompanying notes to financial statements.

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

              Statement of Changes in Net Assets Available for Plan Benefits

                                 Year Ended June 30, 1994



						THE PUTNAM
				    FIXED	FUND FOR		        GEORGE PUTNAM
				  INCOME	GROWTH AND	COMPANY	     FUND
				     FUND	  INCOME	STOCK FUND	OF BOSTON
				----------------	---------------	--------------	--------------
Employer contributions, net	$  1,294,546	      902,353	     569,478	     448,616
Employee contributions		       640,668	      921,041	     371,761	     541,524
Fund transfers, net		      (507,832)	        53,323	    (420,425)	     175,653
Transfer from related plan		       583,373	      231,990	            --	       65,430
				----------------	---------------	--------------	--------------
				    2,010,755	   2,108,707	     520,814	  1,231,223
				----------------	---------------	--------------	--------------

Investment income:
  Interest and dividends		    1,112,962	      531,636	            606	       25,023
  Net appreciation (depreciation)                  --	     (308,948)	     632,366	      (40,836)
				----------------	---------------	--------------	--------------
	Net investment income	    1,112,962	      222,688	     632,972	      (15,813)
				----------------	---------------	--------------	--------------

Benefits                                              1,441,240	      775,767	     107,588	       16,547
Administrative expenses		         49,596	          7,664	         5,094	         2,067
				----------------	---------------	--------------	--------------
				    1,490,836	      783,431	     112,682	       18,614
 				----------------	---------------	--------------	--------------

	Net increase		    1,632,881	   1,547,964	  1,041,104	   1,196,796


Net assets at beginning of year	  17,651,393	   6,918,474	  2,839,828	           --
				----------------	---------------	--------------	--------------

Net assets at end of year		$19,284,274	   8,466,438	  3,880,932	  1,196,796
				=========	=========	========	========

See accompanying notes to financial statements.

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

              Statement of Changes in Net Assets Available for Plan Benefits

                                 Year Ended June 30, 1994



				  PUTNAM	PARTICIPANT
				 VOYAGER	     LOAN
ASSETS			     FUND	     FUND		   TOTAL
				----------------	---------------		--------------
Employer contributions, net	       807,190	           --		  4,022,183
Employee contributions		       911,927	           --		  3,386,921
Fund transfers, net		       699,281	           --		           --
Transfer from related plan		       180,581	        13,034		  1,074,408
				----------------	---------------		--------------
				    2,598,979	        13,034		  8,483,512
				----------------	---------------		--------------

Investment income:
   Interest and dividends		         14,560	             280		  1,685,067
   Net appreciation (depreciation)	      (158,070)	           --		     124,512
				----------------	---------------		--------------
	Net investment income	      (143,510)	             280		  1,809,579
				----------------	---------------		--------------

Benefits				         27,835	           --		  2,368,977
Administrative expenses		           4,266	           --		       68,687
				----------------	---------------		--------------
 				         32,101	           --		  2,437,664
				----------------	---------------		--------------

Net increase			    2,423,368	        13,314		  7,855,427


Net assets at beginning of year	            --	           --		27,409,695
				----------------	---------------		--------------
Net assets at end of year		   2,423,368	        13,314		35,265,122
				=========	=========		========



See accompanying notes to financial statements.

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                             June 30, 1995 and 1994

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) have been presented on an accrual basis and present the net assets available for Plan benefits and changes in those net assets.

         INVESTMENTS

         Investments in guaranteed investment contracts (GIC) are reported at contract value. Contract value represents contributions plus interest at the contract rate, less funds used to pay withdrawals and administration expenses.

         The Plan participates in pooled funds managed by Putnam Management Company, Inc. on behalf of participating employee benefit plans. Each participating employee benefit plan is allocated its proportionate share of the net assets and the net investment income of the pooled funds. The investment in pooled funds is reported at fair value which is based on quotations obtained from national securities exchanges.

         The Plan also participates in a stock fund to purchase shares of Harman International Industries, Incorporated (the Company) common stock. The fair value of the Company stock is determined based on quotations obtained from national securities exchanges.

         The Plan also holds investments in a guaranteed investment contract and pooled separate accounts managed by Aetna Life Insurance and Annuity Co. which arose from a transfer from a related plan. Participants may no longer direct that contributions be invested in the Aetna Funds. The assets have not been merged into the available investment funds of the Plan due to high surrender charges. The Plan anticipates withdrawals from these Aetna Funds as the penalty period expires.

         Securities transactions are recorded principally on the trade-date basis. Net appreciation or depreciation resulting from revaluation of investments to fair value is reflected in the statements of changes in net assets available for Plan benefits and includes investments bought, sold, as well as held during the year. Dividend income is recorded on the ex-dividend date. Investments are principally managed by the Plan's trustee, Putnam Fiduciary Trust Company.

         PARTICIPANT LOANS

         The assets of the participant loan fund represent loans to participants of related plans and are carried at outstanding loan balance, which approximates market value.

         ADMINISTRATIVE EXPENSES

         Administrative expenses of the Plan are principally paid by the Plan.

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


(2)   PLAN DESCRIPTION

      The Plan agreement amends and restates five preexisting defined contribution and savings plan agreements for plans which were merged into the Plan and extends coverage to all other eligible nonunion domestic employees of Harman International Industries, Incorporated. Effective July 1, 1995, the Plan also extends coverage to hourly collective bargaining unit employees of Harman Motive, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      The Plan is a defined contribution, savings and profit sharing plan sponsored by the Company. The Plan covers all eligible employees, as defined by the Plan, provided they have completed six months of consecutive service, have worked 500 hours and are 21 years of age. Plan participants should refer to the Plan agreement for more complete information.

      Effective January 1, 1994, the Lexicon Retirement Savings Plan was merged into the Plan. The net assets of the related plan were transferred to the Plan effective January 1, 1994.

      Effective January 1, 1995, the AKG Acoustics, Inc. Salary Savings Plan and the Studer Revox America, Inc. Employee Savings and Profit Sharing Plan Trust were merged into the Plan and the net assets of the related plans were transferred to the Plan.

      CONTRIBUTIONS

      Participants in the Plan may contribute on a tax-deferred basis from 1% to 12% of their compensation, as defined by the Plan. Participants may change their deferral percentage as of the first payroll period following the quarterly valuation date. The Company has made annual basic contributions equal to 2% of the compensation paid to all eligible participants active at the end of the Plan year and a matching contribution equal to 50% of the eligible participant's tax-deferred contribution percentage for each payroll period up to a maximum election of 6% per payroll period. In addition, the Company may make profit sharing contributions to the Plan, in an amount which the Company's Board of Directors, acting in its sole discretion, determines to be a proper contribution. Company profit sharing contributions are limited to 15% of the participants' compensation, less the participants' tax-deferred contributions, the Company basic contribution and the Company matching contribution. Total Company and participant contributions may not exceed 15% of total participants' taxable compensation. Total annual additions to a participant's account, exclusive of adjustments to the fair market value of the participants' fund account, may not exceed the lesser of $30,000 or 25% of the participant's taxable compensation.

      VESTING

      Participants are 100% vested in their salary deferral, employer's basic contribution and rollover contribution accounts, and become vested in profit sharing and matching contributions at the rate of 25% per year after the completion of three years of service, or 100% after reaching age 65, death or disability.

      PARTICIPANT ACCOUNT BALANCES

      Separate accounts are maintained for each participant's salary deferral, rollover, employer profit sharing, basic and matching contribution balances. Earnings of the Plan are allocated to the participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Beginning in 1994, participants elect to invest their contributions in one of the following five funds: Fixed Income Fund, the Putnam Fund for Growth

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


      and Income, Company Stock Fund, the George Putnam Fund of Boston or the Putnam Voyager Fund. Company profit sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant's tax-deferred contribution percentage.

      PARTICIPANT LOANS

      The Plan does not allow for any participant loans. The loans discussed in note 1 arose from the mergers of related plans and no further loans will be granted after their repayment is completed.

      BENEFITS

      Upon separation from service, retirement at age 65, disability retirement or death, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution. However, participants from prior merged plans, whose plans allowed distributions of plan benefits to be made in optional forms, may elect optional forms of payment of the benefit balances that existed prior to the merger. Contributions made subsequent to the merger may only be distributed in a lump sum payment.

      FORFEITURES

      Any amount forfeited by any employee terminating from the Plan before he/she is fully vested remains in the Plan until the end of the Plan quarter. Amounts forfeited by Plan participants are applied to reduce the employer contributions. Forfeitures were $282,272 and $54,924 for the years ended June 30, 1995 and 1994, respectively.

















(3)   INVESTMENTS

      Investments in any single entity which represent 5% or more of the fair value of net assets available for benefits at June 30, 1995 and 1994 are as follows:

                             DESCRIPTION				    COST	FAIR VALUE
    ------------------------------------------------------------		--------------	-----------------
    1995:
        The Putnam Fund for Growth and Income		$ 9,894,320	   10,822,746
        Putnam Voyager Fund				   5,721,964	     6,426,719
        Putnam Stable Value Fund, in contracts with various
          companies, maturity dates ranging from March 28,
          1996 through March 1, 2000 and interest rates
          ranging from 4.4% to 8.4%				 18,853,551	   18,853,551
        Harman International Industries, Incorporated
          common stock					   3,249,694	     5,857,570
							=========	==========

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN
                    Notes to Financial Statements, Continued

                             DESCRIPTION				     COST	FAIR VALUE
    --------------------------------------------------			----------------	------------------
     1994:
         The Putnam Fund for Growth and Income		$  8,201,969	    7,885,317
         Putnam Voyager Fund				    2,045,900	    1,895,421
         Putnam Fiduciary Trust Company GIC Fund, consisting
           of contracts with Sun America Life Insurance
           Company, Connecticut General Life Insurance
           Company and Metropolitan Life Insurance
           Company, maturing on July 14, 1994, January 15,
           1995 and July 15, 1995, with interest of 8.7%, 8.9%
           and 6.9%, respectively				    3,269,966	    3,269,966
         Putnam Stable Value Fund, in contracts with various
           companies, maturity dates ranging from October 7,
           1994 through September 1, 1999 and interest rates
           ranging from 3.8% to 8.4%				  15,280,963	  15,280,963
         Harman International Industries, Incorporated
           common stock					    2,226,871	    3,527,062
							=========	==========

(4)   FEDERAL INCOME TAXES

      The Internal Revenue Service has previously issued a determination letter stating that the Plan constitutes a qualified Plan under Sections 401(a) and 401(k) of the Internal Revenue Code and that the Trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended in fiscal 1995 and the Plan has filed for a new determination letter. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provision of the Employee Retirement Income Security Act of 1974. Upon Plan termination, all participant accounts become 100% vested.

(6)   COMMITMENTS AND RECONCILIATION TO FORM 5500
      Included in net assets available for Plan benefits in the accompanying financial statements is $690,477 and $95,949 at June 30, 1995 and 1994, respectively, of amounts related to Plan participants and participants who have terminated their service with the Company and requested a lump sum distribution of their account balance. These amounts are shown as liabilities on the Form 5500, Annual Return/Report of Employee Benefit Plans, which is filed with the Internal Revenue Service.

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


(7)   ACQUISITIONS

      In September 1993, the Company acquired a 76% interest in AKG. AKG domestic employees became eligible to participate in the Plan upon acquisition of the majority interest by the Company. The Company subsequently acquired the remaining 24% of AKG in July 1994. Effective January 1994, the Company acquired Studer Revox AG. Effective July 1, 1994, the Studer Revox AG domestic employees became eligible to participate in the Plan. The Company merged the plans of AKG and Studer Revox AG with the Plan in January 1995.

      Effective September 1994, the Company acquired New Media Ware.  New
      Media Ware employees became eligible to participate in the plan effective April 1, 1995. In February 1995, Becker of North America was acquired. Effective July 1, 1995, Becker employees were eligible to participate in the Plan.

                                   Schedule 1
                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

                      Investments Held at End of Plan Year

                                 June 30, 1995

				      DESCRIPTION OF
				INVESTMENT, INCLUDING
  IDENTITY OF ISSUER,		      MATURITY DATE,
BORROWER OR SIMILAR	RATE OF INTEREST, PAR			 CURRENT
              PARTY			  OR MATURITY VALUE	    COST	   VALUE
-------------------------------		-----------------------------------	----------------	---------------
 Putnam Fiduciary Trust		$2,504,821 in contracts with
   Company GIC Fund		  Connecticut Life Insurance Co.,
				  Metropolitan Life Insurance Co.
				  and Unum Life Insurance Co. (2)
				  maturing on July 15, 1995, and
				  December 31, 1998 and
				  December 31, 1997 and
				  December 31, 1998 with
				  interest of 8.7%, 6.7%, 8.0%
				  and 6.5%, respectively		$  2,504,821	   2,504,821

 Putnam Stable Value Fund	$18,853,551 in contracts with
				  various companies, maturity dates
				  ranging from March 28, 1996
				  through March 1, 2000 and
				  interest rates ranging from
				  4.4% to 8.4%			  18,853,551	 18,853,551

 The George Putnam Fund of
   Boston			150,315 units at $14.65 per unit	    2,052,025	   2,202,120
 The Putnam Voyager Fund	476,406 units at $13.49 per unit	    5,721,964	   6,426,719
 The Putnam Fund for Growth and
    Income			727,335 units at $14.88 per unit	    9,894,320	 10,822,746
 *Harman International
      Industries, Incorporated
      common stock		144,631 shares at $40.50 per share	    3,249,694	   5,857,570
 Putnam Money Market Fund	1,122,894 units at $1.00 per unit	    1,122,894	   1,122,894
 Participant loans			Interest rates ranging from 1.5%
				   to 11%   (34)			       153,539	      153,539

 Aetna Fixed Account		Guaranteed investment contract	       539,075	      539,075
 Aetna Variable Fund		3,016 units at $99.01 per unit	       259,627	      298,624
 Aetna Variable Encore Fund	2,531 units at $35.27 per unit	         87,193	        89,274
 Aetna Income Shares		8 units at $43.46 per unit		              334	             369
 Aetna Portfolio Securities		975 units at $12.09 per unit	           9,922	        11,781
 Aetna Investment Advisers
           Fund			31 units at $16.17 per unit		              437	             496
								----------------	---------------
								$44,449,396	 48,883,579
								=========	=========

 * Party-in-interest investment.


See accompanying independent auditors' report.

                                   Schedule 2

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

                            Reportable Transactions

                            Year ended June 30, 1995





				DESCRIPTION OF	PURCHASE	SELLING
   DESCRIPTION OF ASSET         TRANSACTIONS	    PRICE	   PRICE
-----------------------------------------	------------------------	---------------	-------------
The Putnam Fund for Growth and
  Income				Purchases		$ 3,463,653	         --
				Sales			          --		  1,786,495

Putnam Voyager Fund		Purchases		   4,279,660	         --
				Sales			          --		     619,549

Putnam GIC Funds		Purchases		   9,140,045	         --
				Sales			          --		  8,124,695

*Investment in Company Stock	Purchases		   2,451,759	         --
				Sales			          --		  2,426,278
							=========	========



* Party-in-interest transaction.

See accompanying independent auditors' report.

                                   Schedule 2

                 HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED
                            RETIREMENT SAVINGS PLAN

                            Reportable Transactions

                            Year ended June 30, 1995



									CURRENT
									VALUE OF	  NET
									ASSET ON	 GAIN
				DESCRIPTION OF	  COST OF	  TRADE	    OR
   DESCRIPTION OF ASSET         TRANSACTIONS	    ASSET	   DATE		(LOSS)
-----------------------------------------	------------------------	---------------	-------------	----------
The Putnam Fund for Growth and
  Income				Purchases		  3,463,653	3,463,653	      --
				Sales			  1,771,302	1,786,495	  15,193

Putnam Voyager Fund		Purchases		   4,279,660	4,279,660	      --
				Sales			      603,595	   619,549	  15,954

Putnam GIC Funds		Purchases		   9,140,045	9,140,045	      --
				Sales			   8,124,695	8,124,695	      --

*Investment in Company Stock	Purchases		   2,451,759	2,451,759	      --
				Sales			   1,428,936	2,426,278	997,342
							=========	=======	======



* Party-in-interest transaction.

See accompanying independent auditors' report.

			SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Harman International Industries,
Incorporated Retirement Savings Plan, administrator of the Plan, have duly caused this annual report to be signed by the undersigned thereunder duly authorized.



				Harman International Industries,
				    Incorporated
				    Retirement Savings Plan

DATE:	December 21, 1995	BY:	 /s/ Frank Meredith
	-----------------------		----------------------------
					Frank Meredith
					Vice President and General Counsel
					Harman International Industries,
					     Incorporated